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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   5  )*

TALLEY INDUSTRIES, INC.
(Name of Issuer)

Series B. Cumulative Convertible Preferred Stock
(Title of Class of Securities)

874687304
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of  4  Pages
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Elliott Associates, L.P., a Delaware Limited Partnership

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
               142,100

8          SHARED VOTING POWER
               0

9          SOLE DISPOSITIVE POWER
               142,100

10         SHARED DISPOSITIVE POWER
               0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               142,100

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               18.96%

14         TYPE OF REPORTING PERSON*
               PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

               This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting person specified herein as of May 1, 1997 and amends and supplements the Schedule 13D dated December 21, 1995, as amended on January 23, 1996, March 13, 1996, April 25, 1996 and December 6, 1996 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.


ITEM 3.        Source and Amount of Funds or Other Consideration

               The source and amount of funds used by Elliott in making purchases of the Preferred Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                          AMOUNT OF FUNDS

Margin accounts maintained at
Merrill Lynch, Pierce, Fenner            $1,250,217.35
and Smith Inc., and Bear Stearns


               Elliott has acquired the Preferred Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Depending upon market conditions and other factors that it may deem material, Elliott may purchase additional shares of Preferred Stock or may dispose of all or a portion of the Preferred Stock that it now owns or may hereafter acquire.


ITEM 5.        Interest in Securities of the Issuer

               (a) Elliott beneficially owns 142,100 shares of Preferred Stock, convertible into 186,506 shares of the Issuer's common stock, and constituting 18.96% of the class of Preferred Stock.

               (b) Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Preferred Stock beneficially owned by it.
               (c) The following transactions were effected by Elliott during the past sixty (60) days:


DATE
SECURITYAMOUNT BOUGHT
(SOLD)
PRICE,
EXCLUDING
COMMISSION
TYPE OF
TRANSACTION
2/13/97   Preferred Stock(1,900)$16.25 NYSE 2/14/97
Preferred Stock
(500)$16.00NYSE2/24/97
Preferred Stock
(500)$16.25NYSE2/26/97
Preferred Stock
(1,700)$16.00NYSE3/4/97
Preferred Stock
(100)$15.75NYSE3/7/97
Preferred Stock
(1000)$15.625NYSE3/10/97
Preferred Stock
(2,700)$15.39NYSE3/10/97
Preferred Stock
(1,600)$15.375NYSE3/14/97
Preferred Stock
(1,200)$15.50NYSE

               (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock owned by Elliott.


               (e)  Not applicable.


           SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 1, 1997          ELLIOTT ASSOCIATES, L.P.


                            By:
                                  Paul E. Singer
                                  General Partner